Exhibit 4.37

Exclusive Technical Consulting and Service Agreement

This Exclusive Technical Consulting and Service Agreement (hereinafter referred to as the “Agreement”) is made and entered into by and between the following Parties on December 10, 2020 in Shanghai:

Party A: Shanghai Edge Connect Technology Co., Ltd.

Registered Address: Room 2207A, 28 Maji Road, China (Shanghai) Pilot Free Trade Zone

Party B: Shanghai Zhiyan Yunwei Technology Co., Ltd.

Registered Address: Room 2207A, 28 Maji Road, China (Shanghai) Pilot Free Trade Zone

In this Agreement, Party A and Party B are hereinafter individually referred to as a “Party” and collectively referred to as the “Parties”.

WHEREAS:

1.	Party A is a wholly foreign-owned enterprise established in the People’s Republic of China (hereinafter referred to as the “PRC” or “China”) with resources for technical consulting and services;
2.

Party B is a domestically-funded company registered in the PRC. An Equity Transfer Agreement on Shanghai Blue Cloud Technology Co., Ltd. (hereinafter referred to as the “Equity Transfer Agreement”) was entered into by and between Party B and Beijing 21Vianet Broadband Data Center Co., Ltd. on December 10, 2020. Upon completion of the transaction under the Equity Transfer Agreement, Party B will hold 100% of the equity of Shanghai Blue Cloud Technology Co., Ltd. (hereinafter referred to as “Shanghai Blue Cloud”). The main business of Shanghai Blue Cloud is to provide cloud computing services and other business related to cloud computing services.

3.

Party A agrees to provide technical consulting and relevant services to Party B (including its subsidiary Shanghai Blue Cloud), and Party B agrees to accept the technical consulting and services provided by Party A.

NOW, THEREFORE, the Parties agree as follows after reaching a consensus through consultation:

1.	Technical Consulting and Services; Exclusive Rights and Interests
1.1

During the term of this Agreement, Party A agrees to provide Party B with relevant technical consulting and services in accordance with the provisions of this Agreement (see Annex 1 for details). Party A further agrees that Party A shall not provide any third party with the same or similar technical consulting and services as those under this Agreement during the term of this Agreement without the prior written consent of Party B.

1.2

Party B agrees to accept the technical consulting and services provided by Party A. Party B further agrees that Party B shall not accept the same or similar technical consulting and services provided by any third party as those under this Agreement during the term of this Agreement without the prior written consent of Party A.

1.3

Any and all rights, ownership, interests and intellectual property rights arising from the performance of this Agreement, including but not limited to copyrights, patents, know-how, trade secrets, etc., whether they are developed by Party A on its own or developed by Party B based on Party A’s intellectual property rights, shall vest in Party A, and Party A shall have the exclusive rights and interests thereto and therein, provided that in case of different provisions in mandatory legal norms, the ownership of the intellectual property rights shall be determined according to the provisions of the mandatory legal norms.

2.	Calculation and Payment of Technical Consulting and Service Fees (hereinafter referred to as “Consulting and Service Fees”)

The Parties agree that the Consulting and Service Fees under this Agreement shall be determined and paid in the manner set forth in Annex 2.

3.	Representations and Warranties
3.1	Party A hereby represents and warrants as follows:
3.1.1	Party A is a company legally incorporated and validly existing under the laws of the PRC.
3.1.2

For executing and performing this Agreement, Party A has taken necessary corporate actions and obtained appropriate authorization and the consent and approval of third parties and government departments within its corporate power and scope of business, and shall not violate the restrictions of laws and contracts that are binding or have an effect on it.

3.1.3	Upon execution, this Agreement shall constitute a legal, valid and binding obligation of Party A, and is enforceable against Party A in accordance with the terms of this Agreement.
3.2	Party B hereby represents and warrants as follows:
3.2.1	Party B is a company legally incorporated and validly existing under the laws of the PRC.
3.2.2

For executing and performing this Agreement, Party B has taken necessary corporate actions and obtained appropriate authorization and the consent and approval of third parties and government departments within its corporate power and scope of business, and shall not violate the restrictions of laws and contracts that are binding or have an effect on it.

3.2.3	Upon execution, this Agreement shall constitute a legal, valid and binding obligation of Party B, and is enforceable against Party B in accordance with the terms of this Agreement.
4.	Confidentiality Clause
4.1

Party B agrees to endeavor to take all reasonable confidentiality measures to maintain the confidentiality of the confidential data and information (hereinafter referred to as “Confidential Information”) that Party B knows or has access to as a result of receipt of the exclusive technical consulting and services provided by Party A. Without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon termination hereof, Party B shall return all documents, materials or software containing Confidential Information to Party A as required by Party A, or destroy the same on its own, and delete all Confidential Information from any relevant memory device, and shall not continue to use such Confidential Information.

4.2	The Parties agree that, whether this Agreement is modified, rescinded or terminated, this article will remain in effect.
5.	Indemnity
5.1

If any Party breaches this Agreement, such Party shall immediately indemnify the other Party from and against any loss, damage, liability, claimed loss, etc. (hereinafter referred to as “Loss”) caused by such breach. However, if the Loss suffered by the other Party is due to the intentional misconduct, violation of laws, breach of contracts, gross negligence and other reasons of/attributable to the other Party or its directors, managers, employees or agents, the breaching Party is not required to indemnify the other Party from and against such Loss.

5.2

Notwithstanding the foregoing, Party B shall indemnify and hold harmless Party A from and against any loss, damage, obligation and expense caused by any litigation, claim or other demand (whether caused by Party B’s breach of contract or not) arising from or out of the content of the technical consultation and services that Party B requires Party A to provide.

6.	Effectiveness and Term
6.1

This Agreement is executed on the date above written and shall come into force upon completion of the registration procedures with competent authority regarding the transaction under the Equity Transfer Agreement after duly executed by the Parties.

6.2	This Agreement shall be permanently valid unless terminated in accordance with the terms of this Agreement or the provisions of any other relevant agreement otherwise entered into by the Parties.
7.	Termination
7.1	Early Termination.

During the term of this Agreement, Party B shall not terminate this Agreement in advance unless Party A commits gross negligence, fraud or other illegal acts or goes bankrupt. Notwithstanding the foregoing, Party A shall have the right to terminate this Agreement at any time by giving written notice to Party B 30 days in advance.

7.2	Terms after Termination.

The rights and obligations of the Parties under Articles 4 and 5 shall survive the termination of this Agreement.

8.	Settlement of Disputes

In case of any dispute between the Parties over the interpretation and performance of any provision hereof, the Parties shall settle the dispute through friendly consultation. If no agreement can be reached through negotiation, either Party shall submit the relevant dispute to Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) for arbitration in accordance with its arbitration rules then in effect. The place of arbitration shall be Shanghai. The language of arbitration shall be Chinese. The arbitral award shall be final and binding on the Parties.

9.	Force Majeure
9.1

“Event of Force Majeure” means any event that is beyond the reasonable control of a Party and is unavoidable under the reasonable attention of the affected Party, including but not limited to acts of government, natural force, fire, explosion, storms, floods, earthquakes, tides, lightning or war, and epidemics. However, lack of credit, capital or financing shall not be deemed to be a matter beyond the reasonable control of a Party. The Party seeking release from its obligations under this Agreement as a result of an “Event of Force Majeure” shall, as soon as possible, notify the other Party of such release and advise the other Party of the steps to be taken to complete its performance.

9.2

When the performance of this Agreement is delayed or hindered by an “Event of Force Majeure” as defined above, the affected Party shall not be liable under this Agreement to the extent that it is delayed or hindered. The affected Party shall take appropriate measures to reduce or eliminate the impact of the “Event of Force Majeure” and shall make efforts to resume the performance of obligations delayed or hindered by the “Event of Force Majeure”. Once the Event of Force Majeure is eliminated, the Parties agree to make best efforts to resume the performance under this Agreement.

10.	Notice

Any notice or other communication required to be given by either Party under this Agreement shall be written in Chinese and shall be delivered in writing to the Party concerned. The date on which such notice or other communication shall be deemed to have been actually delivered shall be determined as follows: (a) When a notice is delivered by hand, it shall be deemed to have been actually delivered on the date when it is delivered by hand; (b) Any notice sent by letter shall be deemed to have been actually delivered on the tenth day after the date on which a registered airmail with postage prepaid is posted (as indicated on the postmark) or on the fourth day after it is delivered to an internationally recognized courier service; and (c) Any notice sent by e-mail or fax shall be deemed to have been actually delivered at the receiving time shown on the transmission confirmation of the relevant document when the sender’s e-mail system confirms that the e-mail is sent to the recipient’s e-mail receiving system.

11.	Taxes and Expenses

The Parties shall be liable for any and all taxes and expenses incurred by or levied on them in connection with the preparation and execution of this Agreement and the performance hereof in accordance with the laws of the PRC.

12.	Assignment

Party B shall not assign its rights and obligations hereunder to any third party without the prior written consent of Party A.

13.	Severability

If any provision of this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such provision shall have no legal effect only within the jurisdiction of relevant laws and shall not affect the legal effect of the other provisions of this Agreement.

14.	Amendment and Supplement to the Agreement

This Agreement shall be amended and supplemented by the Parties in writing. Amendment agreements and supplementary agreements duly signed by the Parties in connection with this Agreement shall constitute an integral part of this Agreement and have the same legal effect as this Agreement.

15.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the PRC.

16.	Languages and Counterparts

This Agreement is written in Chinese and is made in duplicate.

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Agreement as of the date above written.

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(This page contains no text as the signature page of the Exclusive Technical Consulting and Service Agreement)

Party A:

Shanghai Edge Connect Technology Co., Ltd. (Seal)

Authorized Representative (Signature): /s/ Lu Lang

Party B:

Shanghai Zhiyan Yunwei Technology Co., Ltd. (Seal)

Authorized Representative (Signature): /s/ Lu Lang

Annex 1: List of Technical Consulting and Service Contents

Party A shall provide Party B with the following technical consulting and services:

1.	Provide technology development and transfer as well as technical advisory services.
2.	Provide staff-related vocational training and pre-job training services.
3.	Provide product research and development consulting and services.
4.	Provide network and software maintenance services.
5.	Provide office network conditions and maintenance services.
6.	Provide overall security services for the system.
7.	Provide the overall architecture design and implementation services of the system network, including the installation of the server system and 7×24 daily maintenance.
8.	Other technical consulting and services related to the main business of Party B (including its subsidiaries).

Annex 2: Calculation and Payment Method for Technical Consulting and Service Fees

1.

Basic technical consulting and service fees shall be calculated according to RMB1,000 per person per man-hour. Party A may charge additional technical consulting and service fees according to the actualities. The final amount of technical consulting and service fees charged by Party A shall be the amount determined by Party A.

2.	Party A shall determine the payment time of technical consulting and service fees on its own, and Party B shall fully cooperate with Party A.